Exhibit 3.25

THE COMMONWEALTH OF MASSACHUSETTS

DEPARTMENT OF CORPORATION AND TAXATION

18 TREMONT STREET, BOSTON

ARTICLES OF AMENDMENT

This certificate must be submitted to the Commissioner of Corporations and Taxation within thirty days after the date of the vote of the stockholders, in accordance with General Laws, Chapter 156, Section 13. FEE, for filing certificate for a change of shares with par value to shares without par value, whether or not the capital is changed thereby, one cent for each share without par value resulting from such change, less an amount equal to one twentieth of one per cent of the total par value of the shares so changed; but not in any case less than$25.00. The fee for filing all other amendments is $25.00. Make check payable to THE COMMONWEALTH OF MASSACHUSETTS.

WE, Robert H. Ryan	President	Sigmund Werner	Treasurer
and
Robert H. Ryan Eliot Farley, Jr. George S. LaPorte, Jr. Charles J. Patterson

being a majority of the Directors of Cerel-Perini Associates Inc. located at

17 Strathmore Road, Natick

in compliance with the provisions of General Laws, Chapter 156, do hereby certify that at a meeting of the stockholders of the corporation, duly called for the purpose, held March 27, 1961, by the affirmative vote of 387, 252 shares of the common stock of the corporation, being all the stock outstanding and entitled to vote, the following amendment or alteration in the Agreement of Association and Articles of Organization of the corporation was duly adopted, namely

Voted:  That the name of this Corporation be changed to Paramount Development Associates, Inc., such change to become effective from the filing of the Articles of Amendment required by law.

IN WITNESS WHEREOF AND UNDER THE PENALTIES OF PERJURY, we have hereto signed our names, this 28th day of March in the year 1961.

/s/Robert H. Ryan
Robert H. Ryan

/s/Sigmund Werner
Sigmund Werner

/s/George S. LaPorte, Jr.
George S. LaPorte, Jr.

/s/Charles J. Patterson
Charles J. Patterson